

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2022

Nathan Givoni
Chief Executive Officer
Gelteq Pty Ltd
Level 7
612-616 St Kilda Rd
Melbourne VIC, 3004
Australia

      **Re: Gelteq Pty Ltd**
      **Amendment No. 1 to Draft Registration Statement on Form F-1**
      **Submitted June 30, 2022**
      **CIK No. 0001920092**

Dear Mr. Givoni:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted on June 30, 2022

Recent Developments, page 4

1.     We note from your response to prior comment 7 that the valuation of the shares in your pre-IPO capital raising reflect marketability and illiquidity discounts, while the shares issued on February 4, 2022 do not reflect such discounts. It remains unclear whether there is an objective basis to reasonably conclude that the fair value of your stock in February 2022 was so much higher than in your pre-IPO capital raising estimates. Please address the following:

Nathan Givoni
Gelteq Pty Ltd
July 21, 2022
Page 2

- Explain the methodology and significant assumptions used in determining the marketability and illiquidity discounts;
- Tell us why marketability and illiquidity discounts were not considered in your February 4, 2022 valuation; and
- Identify all specific facts and circumstances occurring between the two valuation dates that could reasonably have a material favorable and unfavorable impact on the fair value of your stock.

Summary Financial Data, page 11

2.  We note your response and revision to prior comment 10.  Please revise to disclose the currency used in your Summary Financial Data and Management's Discussion and Analysis.

Revenues, page 45

3.  Please disclose here and on page 1 whether the expected June 2022 product shipments actually transpired. If so, quantify the volume of products shipped.

Business
Pet Market Insights, page 62

4.  We note your responses to previous comment 4 and re-issue the comment in part. We note there is still a reference in this section to statistical information contained in a survey reported on www.kerry.com. Please either file the hyperlinked information or revise the prospectus to remove the URL.

Research and Development, page 68

5.  We note your revised disclosure that the shelf-life stability testing to be run concurrently with your clinical trials in Melbourne, Australia will be run by an FDA accepted group. Please clarify what you mean by the term "FDA accepted group."

Interim Financial Statements, page F-2

6.  Consistent with your disclosures throughout the filing, please revise your presentation to clearly indicate if amounts are presented in United States Dollars (US$) or Australian Dollars (A$).  Also, please indicate on pages F-2, F-4 and F-5 the dates of the periods presented (*e.g.*, July 1 to March 31).

Statement of profit or loss and other comprehensive income, page F-2

7.  We note that for the nine months ended March 31, 2022 and 2021, you present your research and development tax incentive as Revenue - Other Income.  However for the year ended June 30, 2021 and 2020, these amounts are presented as a tax benefit.  Please revise to present these amounts consistently.  Refer to paragraphs 29 to 31 of IAS 20.

Note 19 - Interests in Subsidiaries, page F-51

8.      As previously requested, please provide a complete analysis on how the transactions were accounted for. Provide details (dates, number of shares, cash proceeds) on any third party cash equity transactions you used to estimate fair value. Explain how the $8.11 share transaction referenced in your response is consistent with the Statement of Cash Flows on page F-37 which reflects no proceeds from stock transactions in the 2021 fiscal year. Provide us with the "long-term cashflows forecast" referenced on page F-52 and give us the material assumptions you used including product sales price, sales volumes, gross margin, free cash flow, discount rates, terminal growth rates, and product lifespan and tell us how these assumptions are reasonably supportable since the Target companies had no sales or operations when acquired. Specify the IFRS guidance that supports your valuation methodology. Explain how you concluded that a 20 year useful life was appropriate for "trade secrets" by citing the relevant IFRS guidance. Explain how you determined that the transactions should not have been accounted for as reverse acquisitions under IFRS 3.B19-B27. Based on page F-47, it appears that there may have been a change in control resulting from these transactions. In addition, the merger contracts appear to report common stockholders. Finally, if the June 13, 2021 AUD$5.10/sh valuation was indeed accurate, please explain whether you expect to recognize a material impairment charge in light of the AUD$1.97/sh (USD$1.34/sh) valuation disclosed on page 5. Given the materiality of the trade secrets asset to your Balance Sheet, we may have further comments.

General

9.      We note your revised disclosure throughout the filing referring to various events that were to occur in June 2022, including orders to be delivered relating to deferred revenue, the commencement of formal testing for feline products, and the expected issuance of shares to Ocean Street Partners, Inc. Please revise this disclosure in each place that it appears to provide an update on each of these matters.

10.     We note your revised disclosure throughout the prospectus which states that you have "successfully developed" certain products. Please explain your use of the phrase, as the company has not received regulatory approvals for any of its products to date and has been funded since inception by equity contributions, related party loans and government grants/tax incentives rather than product sales.

Nathan Givoni
Gelteq Pty Ltd
July 21, 2022
Page 4

        You may contact Eric Atallah at 202-551-3663 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.  Please contact Conlon Danberg at 202-551-4466 or Laura Crotty at 202-551-7614 with any other questions.


                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc:     Richard I. Anslow, Esq.